Pricing Supplement Dated 1/7/2013	Rule 424 (b) (3)
(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.75%

Effective Dates:	1/7/2013 through 1/13/2013